UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 9, 2006**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 9, 2006, American Independence Corp. issued a news release announcing 2006 Second Quarter and Six Months Results.

Item 9.01 Financial Statements and Exhibit

(d) Exhibits

Exhibit 99.1 News Release of American Independence Corp. dated August 9, 2006 announcing 2006 Second Quarter and Six Months Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 9, 2006

Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2006 SECOND QUARTER AND SIX MONTHS RESULTS

New York, New York, August 9, 2006. American Independence Corp. (NASDAQ: AMIC) today reported 2006 second quarter and six months results.

Financial Results

Net income was $.4 million ($.04 per share, diluted), net of a provision for income taxes of $.3 million, for the three months ended June 30, 2006 compared to $1.2 million ($.14 per share, diluted), net of a provision for income taxes of $.7 million for the three months ended June 30, 2005.   Revenues amounted to $19.8 million for the three months ended June 30, 2006, compared to revenues of $21.1 million for the three months ended June 30, 2005. For as long as AMIC utilizes its net operating loss carryforwards, it will not pay any income taxes, except for Federal alternative minimum taxes and state income taxes.

AMIC also reported net income of $.8 million ($.09 per share, diluted) for the six months ended June 30, 2006 compared to $2.4 million ($.28 per share, diluted) for the six months ended June 30, 2005. Revenues amounted to $39.2 million for the six months ended June 30, 2006, compared to revenues of $41.1 million for the six months ended June 30, 2005. The decrease in income for the three months and six months ended June 30, 2006, as compared to the comparable periods in 2005, is largely due to an increase in the loss ratio on medical stop-loss business written prior to 2006, a reduction in fee income due to lower premiums produced by our MGUs, and lower profit commissions received by our MGUs due to higher loss ratios in previous years.

On a non-GAAP basis, the Company's income from continuing operations excluding amortization and Federal income tax charge related to deferred taxes for the three months ended June 30, 2006 was $.8 million ($.09 per share, diluted) as compared to $2.1 million ($.24 per share, diluted) for the three months ended June 30, 2005. On a non-GAAP basis, the Company's income from continuing operations excluding amortization and Federal income tax charge related to deferred taxes for the six months ended June 30, 2006 was $1.5 million ($.17 per share, diluted) as compared to $4.1 million ($.48 per share, diluted) for the six months ended June 30, 2005.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Our results continue to be adversely affected by (i) further development on Medical Stop-Loss business incepting in 2005 and, to a lesser extent, in 2004, which caused reduced underwriting profitability for Independence American, (ii) lower MGU fee income as a result of corrective underwriting actions that reduced medical stop-loss premiums and (iii) lower fee income from profit commissions received by our MGUs. Premiums, and the corresponding fee income, were reduced due to corrective underwriting actions taken in order to increase insurance company profitability. We believe that the experience on business written in 2004 should now be nearly complete; consequently, we believe that business written in 2005 will be nearing completion during the second quarter of 2007. Based upon our best estimate, the experience on business incepting in 2005 is tracking significantly better than business written in 2004, and business written in 2006 is tracking better than business incepting in 2005 at this point in time. As a result, we anticipate that future quarters results will improve, especially commencing with the first quarter of 2007. Independence American is now licensed in 39 states and the District of Columbia, and we are optimistic that we can add additional state licenses this year, which will position us to continue to further expand our fully-insured health business. We expect that our fully-insured health premium will accelerate beginning in the first quarter of 2007 due to the previously-announced marketing relationship."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the Federal income tax charge related to deferred taxes.

About American Independence Corp.

AMIC is a holding company principally engaged in the employer Medical Stop-Loss and managed care insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
SECOND QUARTER REPORT
JUNE 30, 2006
(in Thousands Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
Premiums earned	$ 16,346	$ 16,782	$ 32,357	$ 32,350
MGU fee income	2,593	3,489	5,232	7,344
Net investment income	800	607	1,559	1,130
Net realized gains	28	171	18	214
Other income	4	19	8	92
Revenues	19,771	21,068	39,174	41,130
Insurance benefits, claims and reserves	11,372	10,111	22,337	20,176
Selling and general expenses	7,493	8,576	15,039	16,210
Amortization and depreciation	188	271	379	550
Minority interest	53	147	118	308
Expenses	19,106	19,105	37,873	37,244
Income from continuing operations before income tax	665	1,963	1,301	3,886
Provision for income tax	257	742	500	1,471
Income from continuing operations	408	1,221	801	2,415
Gain (loss) on disposition of discontinued operations, net of tax	(54)	-	(54)	-
Net income	$ 354	$ 1,221	$ 747	$ 2,415
Basic Income Per Common Share:				
Income from continuing operations	$ .05	$ .14	$ .10	$ .29
Gain (loss) on disposition of discontinued operations, net of tax	(.01)	-	(.01)	-
Net income	$ .04	$ .14	$ .09	$ .29
Weighted average basic common shares	8,451	8,447	8,451	8,445
Diluted Income Per Common Share:				
Income from continuing operations	$ .05	$ .14	$ .10	$ .28
Gain (loss) on disposition of discontinued operations, net of tax	(.01)	-	(.01)	-
Net income	$ .04	$ .14	$ .09	$ .28
Weighted average diluted common shares	8,504	8,545	8,504	8,546

As of June 30, 2006, there were 8,451,223 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
Income from continuing operations	$ 408	$ 1,221	$ 801	$ 2,415
Amortization of intangible assets related to purchase accounting	127	202	243	405
Federal income tax charge related to deferred taxes	218	640	419	1,256
Income from continuing operations excluding amortization and federal income tax charge	$ 753	$ 2,063	$ 1,463	$ 4,076
Non - GAAP Basic Income Per Common Share:				
Income from continuing operations excluding amortization and federal income tax charge	$ .09	$ .24	$ .17	$ .48
Non - GAAP Diluted Income Per Common Share:				
Income from continuing operations excluding amortization and federal income tax charge	$ .09	$ .24	$ .17	$ .48